UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On September 25, 2023, NeuroSense Therapeutics Ltd. (the “Company”) received a notice from the Nasdaq Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares, no par value (the “Ordinary Shares”), has fallen below $1.00 per share for 30 consecutive business days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). The notification from Nasdaq has no immediate effect on the listing of the Ordinary Shares.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a grace period of 180 calendar days, or until March 25, 2024, to regain compliance with the minimum closing bid price requirement for continued listing. To regain compliance, the closing bid price of the Company’s Ordinary Shares must meet or exceed $1.00 per share for at least ten consecutive business days during this 180-day grace period. If the Company does not regain compliance with Rule 5550(a)(2) by March 25, 2024, the Company may be eligible for an additional 180-calendar day compliance period. To qualify for the additional 180-calendar day compliance period, the Company must meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the minimum bid price requirement, and provide written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice to the Company that the Ordinary Shares will be subject to delisting.

The Company intends to monitor the closing bid price of the Ordinary Shares and seek to regain compliance with all applicable Nasdaq requirements within the allotted compliance periods. The Company also intends to consider its available options in the event that the closing bid price of the Ordinary Shares remains below $1.00 per share for an extended period of time. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: September 29, 2023	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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